350 E AS T L AS O LAS BOULEVARD, SUITE 1750
FT. LAUDERDALE, FL 33301-4275

TELEPHONE: 954 -991-5420
FACSIMILE: 844-670-6009

http://www.dickinsonwright.com

CLINT J. GAGE

CGage@dickinsonwright.com
954 -991-5425

June 26, 2024

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed June 26, 2024
File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated June 14, 2024, on behalf of the Company. Where applicable, revisions were made to the Company’s Offering Statement, which has been filed as Amendment No. 4 (“Amendment 4”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amended Offering Statement on Form 1-A

General

1. We note that you have revised the offering to be a best efforts offering and that you are no longer required to raise a minimum of $10,000,000. Please disclose your business plans in the event you are unable to raise $10,000,000 and fund the closing of the acquisition. We may have additional comments.

Response:

In Amendment 4 we have expanded on our disclosure as to the Company’s business plans in the event the Company is unable to close the acquisition.

2. While we do not have any further comments at this time regarding your response to prior comment 2, please understand that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Response:

Understood.

United States Securities and Exchange Commission June 26, 2024 Page 2	Dickinson Wright PLLC

3. We note your response to prior comment 6. Please note your obligations under Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please confirm you will ensure that any changes to the terms of your securities are appropriately reflected in your filings in compliance with Regulation A. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.

Response:

The Company confirms that it will ensure that any changes to the terms of the Company’s securities are appropriately reflected in the Company’s filings in compliance with Regulation A.

In Amendment 4 we have revised the following risk factor as follows to address the risks relating to the Company’s failure to file such amendments or supplements when required.

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports and post-qualification amendments.

The SEC requires Regulation A issuers to file certain reports and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; or to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. The Company believes that it, and the Target Companies upon closing, have filed all required annual, semi-annual and current reports. However, WPB has filed a post-qualification amendment to Form 1-A more than 12 months from its qualification date which fails to comply with applicable federal securities law. As such, WPB may be subject to fines, penalties, or other enforcement actions, including, but not limited to, a rescission offering for any securities sold during the period from when the post-qualification amendment was due, October 31, 2023, through the date WPB ceased selling securities under the Form 1-A on May 28, 2024, which totals $19,489,830 of securities issued, of which $15,273,850 presently remain outstanding as of June 19, 2024. WPB filed the required post-qualification amendment to Form 1-A on May 24, 2024, but the post-qualification amendment to Form 1-A has not been qualified as of June 26, 2024. The foregoing could potentially negatively impact the financial status of the Company after closing, and your investments.

United States Securities and Exchange Commission June 26, 2024 Page 3	Dickinson Wright PLLC

Cover Page

4. Please reconcile the termination of the offering disclosure on the cover page with the disclosure on page 50. In addition, please reconcile the cover page revisions indicating no minimum to the offering with disclosures elsewhere continuing to reference the minimum. For example, see disclosure on pages 13 and 50.

Response:

In Amendment 4 we have reconciled the termination of the offering disclosure on the cover page with the disclosure on page 50. We don’t believe there is a discrepancy between the cover page revisions indicating no minimum to the offering with disclosures elsewhere. While there are disclosures stating that the Company will need $10,000,000 in cash in order to close the acquisition, there is no minimum to the offering. If we fail to raise $10,000,000 in the offering, the Company will have to raise funds outside of the offering in order to meet the $10,000,000 minimum cash payment to close the acquisition, alternatively, the acquisition may need to be terminated.

Risk Factors

The Company, or the Target Companies, may be subject to fines and penalties, page 20

5. Please further revise this risk factor to identify clearly the target company which has filed a post-qualification amendment to Form 1-A after 12 months from its qualification date. Also, revise to disclose the total number and value of securities sold on or after October 31, 2023, the date when your financial statements became stale.

Response:

Please see our response to Comment 3 above.

The Company’s Bylaws contain a forum selection..., page 23

6. We note your revised disclosure that the forum selection provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. We also note similar carve outs for the attorney fees provision, Please revise your bylaws to ensure that the exclusive forum provision and attorney fee provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In Amendment 4 we have included as Exhibit 2.3 an amendment to the Company’s Bylaws to ensure that the exclusive forum provision and attorney fee provision in the governing documents states clearly that the forum selection provision and attorney fees provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

United States Securities and Exchange Commission June 26, 2024 Page 4	Dickinson Wright PLLC

Description of Business, page 28

7. Your revised disclosure in response to prior comment 15 does not appear to include much of the information contained in your March 26, 2024 response to comment 16 including - The types of investments Worthy Wealth, Inc. intends to make include 1-3 year first mortgages for smaller developers, a combination of first mortgages and equity interest in real estate for larger developers, and investments in infrastructure development projects for major U.S. homebuilders. The anticipated business model to be executed through wholly-owned subsidiaries would include loans and investments from $500,000 to $5,000,000 secured by or including ownership interest in, properties with loan or investment to value ratios (supported by extensive third-party appraisals) of approximately 67% and generating yields of between 11% and 17%. Please further revise to include this disclosure.

Response:

In Amendment 4 we have included additional disclosure with respect to the information contained in the Company’s March 26, 2024 response to comment 16, including:

● The types of investments the Company intends to make include 1-3 year first mortgages for smaller developers, a combination of first mortgages and equity interest in real estate for larger developers, and investments in infrastructure development projects for major U.S. homebuilders;

● The anticipated business model to be executed through wholly-owned subsidiaries of the Company would include loans and investments from $500,000 to $5,000,000 secured by or including ownership interest in, properties with loan or investment to value ratios (supported by third-party appraisals) of approximately 67% and generating yields of between 11% and 17%.

Certain Relationships and Related Party Transactions, page 44

8. Please describe the material terms of each of your related party agreements, as disclosed in this section.

Response:

In Amendment 4 we have included disclosure of the material terms of the Company’s related party agreements, as disclosed in “Certain Relationships and Related Party Transactions”.

United States Securities and Exchange Commission June 26, 2024 Page 5	Dickinson Wright PLLC

Pro Forma Financial Statements, page F-74

9. Please revise your pro forma financial statement to remove any offering proceeds as your offering is a best-efforts offering with no minimum.

Response:

Given the fact that we have revised the offering such that it is a best-offering with no minimum, in Amendment 4 we have deleted all pro forma financial statement information.

10. Please tell us your basis for including the proposed acquisition of Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc. from Worthy Financial, Inc. in your pro forma financial statements. In your response, please tell us how you have determined the acquisition is probable, given that this is a best-efforts offering, and the acquisition requires a minimum cash payment of $10,000,000.

Response:

Please see our response to Comment 9 above.

Exhibits

11. We note the reference to TAG Financial Institutions Group, LLC and the fairness opinion with respect to the Acquisition. Please file the consent required by Exhibit 11 of Item 17.

Response:

In that the fairness opinion by TAG Financial Institutions Group, LLC (“TAG”), with respect to the Acquisition was issued to Worthy Financial, Inc. (“WFI”), not the Company, pursuant to an engagement between WFI and TAG, we will not be including the fairness opinion as an exhibit in Amendment 4, and have removed any reference to TAG in Amendment 4.

United States Securities and Exchange Commission June 26, 2024 Page 6	Dickinson Wright PLLC

12. Please revise the legality opinion to opine as to whether the shares will be nonassessable.

Response:

In Amendment 4 we have revised the legality opinion to opine that the shares will be nonassessable.

Sincerely,

Dickinson Wright PLLC

Cc:	Alan Jacobs, CFO